Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                         AMERISOURCE-BERGEN CORPORATION
                              MERGER HOTLINE Q & A

AS OF 03/27/01

Question
--------
I have stock options expiring in October 2001. Will there be a "quiet period" sometime before now and October 2001 that will not allow me to exercise/sell my stock options?

Answer
------
Quiet periods only affect vice presidents and above. If you have stock options and you are below the level of vice president, you may buy and sell your options without regard to the quiet period. If you are a vice president or above and want to do an exercise/sell, you need to ask Mike Sawdei, our Chief Legal Officer, in writing, for permission to do the buy/sell.

If you are a vice president or above and are concerned about upcoming quiet periods, there is an important distinction to make--there is never a quiet period for the exercise of stock options, only for the sale of those options; therefore, you may purchase and hold your options at any time--an important point if there is a quiet period and your options are about to expire. In fact, if you need financial help with the purchase of options because they are expensive to buy, you can work with PaineWebber to set up a margin account where your option shares can be held after purchase and you can borrow up to 50% of the value of the shares to help with the purchase. You will be charged interest while the money is lent to you, but once the quiet period is over you can sell. Of course, if you were to decide to take advantage of this margin account idea, you would definitely want to acquaint yourself with the risk involved, since stock prices can go up or down.


Question
--------
I am 100% vested in Bergen's 401K plan. Will I be 100% vested in the new company's 401K plan?

Answer
------
To start, there are four 401k elements that you will always be 100% vested in:
1) your own contributions; 2) earnings on your own contributions; 3) your BBC company contributions; 4) earnings on your BBC company contributions.

If the decision is made to merge BBC's 401k plan into the new company's 401k plan, your vesting in the new plan will be based on your hire date that is currently on record in the BBC personnel system. Said another way you will retain your BBC years of service in the new company.

For example, if the new plan were to have 5 year vesting at 20% each year, with 100% after 5 years, and your hire date in the BBC system is 5 or more years ago, you would be 100% vested in all future contributions and earnings on those contributions. If, on the other hand, your hire date was 4 years ago, you would be 80% vested in new company contributions and earnings on those contributions until your 5th service anniversary, but 100% vested in everything else. Once your 5-year mark was reached, you would be 100% vested in everything.

PLEASE NOTE: The above is only an example. We do not yet know if our 401k plan is merging into a new plan or what the new plan, including vesting schedule, will be if that did happen.

Question
--------
How will BBC's Rule of 80 health plan work in the new company?

Answer
------
Like Bergen, AmeriSource has a post retirement benefit plan, similar to our Rule of 80. It is our commitment that the new company will have a post retirement benefit plan and will be at least as comprehensive as BBC's current Rule of 80 plan.


Question
--------
A union currently represents our jobs within our distribution center (Sacramento). How will seniority be treated when the two companies merge? Will seniority count when determining layoffs?

Answer
------
Union contracts are binding and can only be changed through the contract negotiation process. Issues such as seniority are negotiated between the union and the company.


Question
--------
I have heard rumors that BBC's pay scales are higher than AmeriSource's. If that is true, will BBC associates have to take pay cuts?

Answer
------
Compensation plans of both AmeriSource and Bergen will be compared and any appropriate and necessary adjustments will be determined after that review is completed and the transaction has closed.


Question
--------
What is happening with BBC's Employee Stock Purchase Plan (ESPP)?

Answer
------
During February's shareholder meeting additional shares of BBC stock were approved for our Employee Stock Purchase Plan. As a reminder, the ESPP provides for the purchase of BBC stock through payroll deductions at a significant discount.

Our next ESPP purchase period will start July 1, 2001 and run through December 31, 2001. If the pending merger between our company and AmeriSource is approved and proceeds to closing prior to December 31, 2001, the purchase period will end on the day before the closing date of the merger transaction. Purchases of Bergen stock would be made, which would then automatically be converted into AmeriSource-Bergen stock on the transaction closing date.

Associates wanting to participate must complete a new enrollment form even though they may have participated in the past. Open enrollment for this purchase period will be held during the month of May. Notices and sign-up forms will be delivered in the latter part of April. For questions, call the Benefits department at 1-800-438-5385.

No decision has yet been made as to an Employee Stock Purchase Plan in the new company.

Question
--------
What changes should we anticipate in our benefits plans?

Answer
------
Bergen Brunswig provides a very competitive and comprehensive benefits package. AmeriSource and Bergen have engaged AON Consulting to compare the benefits of AmeriSource and Bergen and offer suggestions on best practices and alternative programs. AmeriSource and Bergen are committed to providing an excellent benefits package.


Question
--------
Will associates be eligible for unemployment compensation along with severance pay if there is a layoff?

Answer
------
The effect of severance on unemployment compensation eligibility is a matter of state law. We will take whatever steps are legally and practically possible to avail associates of unemployment benefits.


Question
--------
Newspapers have state that AmeriSource is acquiring Bergen. Will you please elaborate on this issue in more detail?

Answer
------
This is a merger of equals where two companies are combining to form a new company. Technically, this will be accounted for as AmeriSource being the acquirer because the shareholders of AmeriSource will own 51% of the new company and the shareholders of Bergen will own 49%. There will be, however, a joint make-up of the Board of Directors and senior management team in the new company.


Question
--------
How long will it be before more information is available concerning job status?

Answer
------
No determination on job status will be made until after closing, which is expected to occur in late summer of 2001. In addition, it is likely that we will perform a logistics study to determine where build-outs and consolidation should occur and what customers should be serviced by a specific facility. In addition, the logistics study would take into consideration alternative stocking plans and distribution methods for certain classes of items as well as the efficiency of the division.


Question
--------
With this being a new company, will we lose our years of seniority?

Answer
------
Bergen associate service will carry over to the new company. The role of seniority in a union environment depends on the terms of the Collective Bargaining Agreement.

Question
--------
The AmeriSource-Bergen Corporation press release stated that the combination would result in fewer, but larger more efficient distribution centers, and consolidation of corporate staffs. Who will be making the decisions of which distribution centers remain open? Will the decision to consolidate depend on the performance of the associates prior to the announcement, and going forward, how long do we wait for definitive answers to these questions?

Answer
------
Senior management and the integration team will make these decisions. The Company is committed to making these decisions in a fair and impartial manner. Factors that will be considered in making staffing decisions include performance history, skill sets, experience, seniority and willingness to relocate if necessary. The timing of the decision is dependent on the results of continued due diligence.


Question
--------
Will salary increases planned for May 2001 still take place?

Answer
------
Yes.


Question
--------
Are any of the AmeriSource distribution centers covered by a Collective Bargaining Agreement (union)?

Answer
------
Yes. Four of AmeriSource's distribution centers are union. They are located in Toledo, OH, Thorofare, NJ, Columbus, OH, and Portland, OR.


Question
--------
What will the severance plan be in the event of layoffs?

Answer
------
The current Bergen Brunswig severance plan will be available to associates laid off as a result of the merger.

The specifics of the Bergen severance plan are:
-----------------------------------------------

In the event of a merger/acquisition, and/or division closure that results in job elimination, or as required by law, a minimum of two (2) months' notice will be given or pay in lieu of notice.

In order to receive the severance program outlined below, associates must remain employed by the company until they are released and must sign a standard general release.

Associates terminated for cause are not eligible to receive the Layoff Severance Program. "Cause" includes the kinds of issues for which you could be terminated from the company under normal circumstances, such as a violation of company rules or continuing poor performance.

Severance Pay
-------------
o One (1) week's pay for each full year of service, plus: four (4) additional weeks for associates with five through nine full years of service; six (6) additional weeks for associates with ten or more full years of service.
o    The minimum severance pay will be six (6) weeks.

Benefits
--------
Associates current level of benefits will be continued for three months beyond the termination date or as long as the associate receives severance pay, whichever is longer. Once the benefits continuation ends, associates will be given the opportunity to extend benefits for an additional eighteen (18) months through COBRA.

Vacation and Personal Holidays
------------------------------
Associates will be paid for all unused earned and accrued vacation as of the termination date. In addition, any unused personal holidays will be paid.

Educational Reimbursement
-------------------------
Associates participating in the educational reimbursement program will receive reimbursement upon completion of the current term, according to the conditions of the educational reimbursement policy.

Sick Leave
----------
o Nonexempt associates eligible for sick leave pay out at the end of the calendar year will receive prorated pay out of sick hours in excess of 240 hours upon termination.
o    Exempt associates will not receive pay out for any unused sick hours.

Outplacement Assistance
-----------------------
Outplacement assistance will be made available through the company's human resources department.

Question
--------
Where are the AmeriSource distribution centers located?

Answer
------

         BERGEN                                     AMERISOURCE
-------------------------------------------------------------------------------

Kent, WA                                       Portland, OR
Spokane, WA                                    Sacramento,CA
Sacramento, CA                                 Los Angeles, CA
San Jose, CA                                   Phoenix, AZ
Valencia, CA                                   Idaho Falls, ID
Corona, CA                                     Dallas, TX
Phoenix, AZ                                    Joplin, MO
Salt Lake City, UT                             St. Joseph, MO
Honolulu, HI                                   Minneapolis, MN
Denver, CO                                     Mishawaka, IN
Dallas, TX                                     Paducah, KY
Houston, TX                                    Birmingham, AL
San Antonio, TX                                Atlanta, GA
Tulsa,OK                                       Louisville, KY
Kansas City, MO                                Columbus, OH
St. Louis, MO                                  Toledo, OH
Chicago, IL                                    Johnson City, TN
South Bend, IN                                 Orlando, FL
Williamston, MI                                Lynchburg, VA
Nashville, TN                                  Thorofare, NJ
Meridian, MS                                   Springfield, MA
Montgomery, AL                                 Boston, MA
Mobile, AL
Atlanta, GA
Orlando, FL
Raleigh, NC
Richmond, VA
Pine Brook, NJ
Mansfield, MA
Guaynabo, P.R.
Louisville IFC

REQUIRED SECURITIES ACT LEGENDS

Forward-Looking Statements
--------------------------

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.